Teva Expands Central Nervous System (CNS) Development Pipeline with Acquisition of Huntexil®
Development Program
Rights from NeuroSearch A/S

Drug candidate to be assessed for managing voluntary motor disturbances in Huntington disease

Jerusalem, September 27, 2012: Teva Pharmaceutical Industries Ltd (NYSE: TEVA) announced today that it has concluded an Asset Transfer Agreement with NeuroSearch A/S of Denmark (OMX: NEUR) to purchase all rights, assets and obligations relating to Huntexil® (pridopidine / ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in Huntington disease (HD). Under the agreement, Teva will pay to NeuroSearch approximately $26 million (DKK 150 million) over a period of at least six months. Regulatory and commercialization milestone payments may result in additional funding for NeuroSearch.

Previous trials in the US, EU and Canada demonstrated significant symptomatic relief for patients withHD including improved hand movements and improved gait and balance. These results were observed without any side effects such as sedation and depression seen with other therapies such as neuroleptics and tetrabenazine. Teva believes that Huntexil® will, used as a symptomatic agent, make a real difference to the quality of life for patients suffering from HD.

“Based on the clinical trial evidence to date, we believe Huntexil® holds promise for symptomatic relief for HD and merits additional study in late-stage clinical development,” commented Michael R. Hayden, M.D., Ph.D., one of the world’s leading experts on Huntington disease and President of Global R&D and Chief Scientific Officer of Teva Pharmaceutical Industries Ltd.  “Teva has a broad commitment to find new approaches to managing devastating CNS diseases, such as Huntington disease. This promising development for Teva is just one example of our covenant with patients to develop medicines to improve their quality of life all around the world.”

Huntexil® Development Program
Huntexil® (pridopidine / ACR16) is an oral small molecule dopamine D2 stabilizer being developed for the symptomatic treatment of non-choreic motor disorders, including for Huntington disease (HD). Huntington disease affects about one person in 10,000 in North America and Europe and generally results in death within 15 to 25 years of diagnosis.

Teva intends to design and complete new clinical studies of Huntexil® to assess its potential for symptomatic relief of HD. Advanced-stage clinical studies of Huntexil® conducted in the US, EU and Canada in patients with HD demonstrated a significant treatment effect on Total Motor Score [TMS]), but failed to meet the primary endpoint (Modified Total Motor score [mTMS]). Data from the clinical studies were presented to the FDA and EMA in the first half of 2011, but were found insufficient to file for marketing approval.

About Huntington disease
Huntington disease (HD),is a fatal neurodegenerative disease characterized by uncoordinated and uncontrollable movements, cognitive deterioration, and behavioral and/or psychological problems. The classic onset of HD symptoms typically occurs in middle age, but the disease also manifests in children and the elderly. Disease progression is characterized by a gradual decline in motor control, cognition, and mental stability and generally results in death within 15-25 years of clinical diagnosis.

HD is a genetic disease, transmitted via autosomal-dominant inheritance. The defective gene, found on chromosome 4, causes the production of a mutant protein, huntingtin, which aggregates in the central nervous system (CNS) and results in the pathogenesis of HD. The prevalence of HD is approximately 10 per 100,000 in the US and Europe. The only currently marketed product in the US indicated for HD is tetrabenazine, which has no effect on non-choreic symptoms and disease progression, which remain as significant unmet medical needs; also, tetrabenazine is associated with serious side effects such as suicidality and depression.

About Teva Pharmaceutical Industries Ltd
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, (including the development Huntexil® (pridopidine / ACR16), competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.